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August 3, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Income eREIT II, LLC Offering Statement on Form 1-A Filed May 31, 2018
Amendment No. 1 to Offering Statement on Form 1-A Filed June 1, 2018 File No. 024-10844

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise Income eREIT II, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 25, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10844) filed with the Commission on June 1, 2018, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Jennifer Gowetski Division of Corporation Finance August 3, 2018 Page 2

General

1.	We note the disclosure on pages 52 and 144 regarding the mandatory arbitration provision in your subscription agreement. Please revise to:

(a)                Describe more specifically the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws of the District of Columbia;

(b)                Clarify that this provision applies to claims under “the US federal securities laws,” as opposed to the “securities laws,” and whether or not it applies to claims other than in connection with this offering;

(c)                 Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

(d)                Provide a statement that agreeing to the provision does not constitute a waiver of rights under the federal securities laws.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure to remove the mandatory arbitration provision and related disclosure from the Amended Filing, including the Subscription Agreement.

2.	We note that your form of subscription agreement contains a waiver of trial by jury provision. Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability. Please also revise your disclosure to confirm whether the waiver of trial by jury provision applies to claims made under the federal securities laws.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure to remove the waiver of trial by jury provision and related disclosure from the Amended Filing, including the Subscription Agreement.

Ms. Jennifer Gowetski Division of Corporation Finance August 3, 2018 Page 3

Investment Company Act Considerations, page 96

3.	We note the disclosure in the fifth paragraph on page 97. Please revise the first sentence in that paragraph to state “In reliance on published SEC staff guidance, we intend to treat as “qualifying real estate interests” fee interests in real estate, mortgage loans fully secured by real estate, certain mezzanine loans and certain B-Notes.”

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure to include the language above.

Ms. Jennifer Gowetski Division of Corporation Finance August 3, 2018 Page 4

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,
/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP